REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors of LaCrosse Funds, Inc.:

We have examined management's assertion about LaCrosse Funds, Inc.' s (a Wisconsin corporation that includes the LaCrosse Large Cap Stock Fund) (the "Company's") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of August 27, 1999 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 27, 1999, and with respect to agreement of security purchases and sales, for the period from December 31, 1998 (the date of the Company's inception) through August 27, 1999:

- Confirmation of all securities held by institutions in book entry form (State Street Bank and Trust Company and Federated Services Company);

- Reconciliation of all such securities to the books and records of the Company and the Custodian;

- Agreement of three security purchases and three security sales since the date of the Company's inception from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that LaCrosse Funds, Inc. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 27, 1999 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management of LaCrosse Funds, Inc. and the Securities and Exchange Commission and should not be used for any other purpose.


                                                             ARTHUR ANDERSEN LLP


Milwaukee, Wisconsin
November 12, 1999



    Management Statement Regarding Compliance With Certain Provisions of the
    ------------------------------------------------------------------------
                         Investment Company Act of 1940
                         ------------------------------


We, as members of management of LaCrosse Funds, Inc. (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 27, 1999 and from December 31, 1998 through August 27, 1999.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 27, 1999 and from December 31, 1998 through August 27, 1999, with respect to securities reflected in the investment account of the Company.

LaCrosse Funds, Inc.

By:

/s/ Steven J. Hulme
---------------------------
Steven J. Hulme
President - La Crosse Funds



                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors of LaCrosse Funds, Inc.:

We have examined management's assertion about LaCrosse Funds, Inc.' s (a Wisconsin corporation that includes the LaCrosse Large Cap Stock Fund) (the "Company's") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of September 30, 1999 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 1999, and with respect to agreement of security purchases and sales, for the period from August 27, 1999 (the date of our last examination) through September 30, 1999:

- Confirmation of all securities held by institutions in book entry form (State Street Bank and Trust Company and Federated Services Company);

- Reconciliation of all such securities to the books and records of the Company and the Custodian;

- Agreement of three security purchases and three security sales since our last report from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that LaCrosse Funds, Inc. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 1999 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management of LaCrosse Funds, Inc. and the Securities and Exchange Commission and should not be used for any other purpose.


                                                             ARTHUR ANDERSEN LLP


Milwaukee, Wisconsin
November 19, 1999



    Management Statement Regarding Compliance With Certain Provisions of the
    ------------------------------------------------------------------------
                         Investment Company Act of 1940
                         ------------------------------


We, as members of management of LaCrosse Funds, Inc. (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 30, 1999 and from August 27, 1999 through September 30, 1999.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 1999 and from August 27, 1999 through September 30, 1999, with respect to securities reflected in the investment account of the Company.

LaCrosse Funds, Inc.

By:

/s/ Steven J. Hulme
-------------------------
Steven J. Hulme
President La Crosse Funds



                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors of LaCrosse Funds, Inc.:

We have examined management's assertion about LaCrosse Funds, Inc.' s (a Wisconsin corporation that includes the LaCrosse Large Cap Stock Fund) (the "Company's") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of October 29, 1999 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 29, 1999, and with respect to agreement of security purchases and sales, for the period from September 30, 1999 (the date of our last examination) through October 29, 1999:

- Confirmation of all securities held by institutions in book entry form (State Street Bank and Trust Company and Federated Services Company);

- Reconciliation of all such securities to the books and records of the Company and the Custodian;

- Agreement of three security purchases and three security sales since our last report from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that LaCrosse Funds, Inc. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 29, 1999 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management of LaCrosse Funds, Inc. and the Securities and Exchange Commission and should not be used for any other purpose.



                                                             ARTHUR ANDERSEN LLP


Milwaukee, Wisconsin
November 29, 1999




    Management Statement Regarding Compliance With Certain Provisions of the
    ------------------------------------------------------------------------
                         Investment Company Act of 1940
                         ------------------------------


We, as members of management of LaCrosse Funds, Inc. (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 29, 1999 and from September 30, 1999 through October 29, 1999.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 29, 1999 and from September 30, 1999 through October 29, 1999, with respect to securities reflected in the investment account of the Company.

LaCrosse Funds, Inc.

By:


/s/ Steven J. Hulme
---------------------------
Steven J. Hulme
President - La Crosse Funds